                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------

                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          -----------------------------


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 2001.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from _______ to ______.

     Commission file number 1-2299

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Applied Industrial Technologies, Inc.
                  Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Applied Industrial Technologies, Inc.
                  One Applied Plaza
                  Cleveland, Ohio 44115-5056

FINANCIAL STATEMENTS AND EXHIBIT(S)

                                                                  Page No.
     (a)      Financial Statements                            (in this Report)
              --------------------                            ----------------

              Independent Auditors' Report                              5
              Statement of Net Assets Available
                       for Benefits --
                       December 31, 2001 and 2000                       6
              Statement of Changes in Net Assets
                       Available for Benefits --
                       Years Ended December 31, 2001
                        and 2000                                        7
              Notes to Financial Statements --
                       Years Ended December 31,
                       2001 and 2000                                 8 - 12

              Supplemental Schedule                                    13


     (b)      Exhibit(s)
              ----------

              Independent Auditors' Consent                            14


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                         APPLIED INDUSTRIAL TECHNOLOGIES,
                                         INC. RETIREMENT SAVINGS PLAN

                                         By:   Applied Industrial
                                               Technologies, Inc., as Plan
                                               Administrator

                                         By:   /s/ John R. Whitten
                                             -----------------------------------
                                               Signature

                                               John R. Whitten
                                             -----------------------------------
                                               Printed Name

                                               Vice President
                                             -----------------------------------
                                               Title

Date: June 26, 2002

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN



Financial Statements
For the Years Ended
December 31, 2001 and 2000,
Supplemental Schedule as of
December 31, 2001,
and Independent Auditors' Report

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                        PAGE

INDEPENDENT AUDITORS' REPORT                                              1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     As of December 31, 2001 and 2000                                     2

   Statements of Changes in Net Assets Available for Benefits
     For the Years Ended December 31, 2001 and 2000                       3

   Notes to Financial Statements                                        4 - 8



SUPPLEMENTAL SCHEDULE:

    Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
     As of December 31, 2001                                              9

INDEPENDENT AUDITORS' REPORT

Applied Industrial Technologies, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Cleveland, Ohio
June 24, 2002

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------





                                                                          2001              2000

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock (Note 4)       $ 32,044,275      $ 35,021,791
    Mutual funds                                                       108,965,665       121,018,347
    Common/collective funds                                             46,876,474        44,140,317
    Loans to participants                                                7,379,531         7,053,621
                                                                      ------------      ------------
         Total investments                                             195,265,945       207,234,076

  Investment income receivable                                              22,025            13,655

                                                                      ------------      ------------
NET ASSETS AVAILABLE FOR BENEFITS                                     $195,287,970      $207,247,731
                                                                      ============      ============




See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                                                             2001                  2000

ADDITIONS:
  Contributions:
    Participant                                                                        $   9,927,450         $   9,650,488
    Employer:
      Applied Industrial Technologies, Inc. common stock                                   2,274,280             4,009,897
      Cash                                                                                 2,170,074             2,389,426

  Investment income(loss):
    Interest and dividends:
     Common stock (Note 4)                                                                   840,057               807,381
     Mutual funds                                                                          3,059,229            10,004,824
     Common/collective funds                                                                    (144)                1,319
                                                                                       --------------        -------------
          Total dividends                                                                  3,899,142            10,813,524
    Net (depreciation)/appreciation in fair value of investments:
     Common stock (Note 4)                                                                (3,203,343)            6,517,008
     Mutual funds                                                                        (10,005,547)          (19,867,875)
     Common/collective funds                                                              (3,754,962)               90,783
                                                                                       --------------        -------------
  Total net (depreciation)/appreciation in fair value of investments                     (16,963,852)          (13,260,084)
  Total investment loss                                                                  (13,064,710)           (2,446,560)
                                                                                       --------------        -------------
      Total additions                                                                      1,307,094            13,603,251

DEDUCTIONS:
  Distributions to participants                                                           12,860,270            19,395,194
  Administrative expenses                                                                    406,585               391,703
                                                                                       --------------        -------------
      Total deductions                                                                    13,266,855            19,786,897

DECREASE IN NET ASSETS FOR THE YEAR                                                      (11,959,761)           (6,183,646)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF THE YEAR                                 207,247,731           213,431,377

                                                                                       --------------        -------------
NET ASSETS AVAILABLE FOR BENEFITS, END OF THE YEAR                                     $ 195,287,970         $ 207,247,731
                                                                                       ==============        =============



See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Plan") is provided for general purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

     GENERAL - The Plan was established for the purpose of encouraging and assisting employees of Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") to provide long-term, tax-deferred savings for retirement. The Plan is subject to the reporting and disclosure requirements, the minimum participation and vesting standards, and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.

     ADMINISTRATION - The Plan is administered by the Company. The Company's powers and duties relate to making participant and employer contributions to the Trust, establishing investment objectives, authorizing disbursements from the Trust, and resolving any questions of Plan interpretation.

     The assets of the Plan are maintained and administered by Key Trust Co. of Ohio, N.A. acting as Trustee. The Trustee is responsible for the custody of assets.

     PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant contributions, account balances, or can be per capita, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     PARTICIPATION AND CONTRIBUTIONS - All eligible employees may participate in the Plan on the first day of the month following their hire when one hour of service is performed during the first fifteen days of a calendar month. Each employee who first completes an hour of service after the first fifteen days of a calendar month shall become eligible as of the first payroll period in the second month following the month in which the first hour of service was completed.

     Eligible employees may elect to make pretax contributions to the Plan ranging from 1% to 15% of compensation. For those eligible employees who do not make a compensation reduction election, their compensation shall be automatically reduced by two percent and such shall be contributed on their behalf to the Plan as contributions until superseded by a subsequent contribution election. The Company may make additional contributions to the Plan, including, but not limited to, matching contributions equal to a percentage of participant pretax contributions not in excess of 6% of the participant's compensation, and discretionary profit-sharing contributions as determined annually. Matching employer contributions are determined based upon the Company's earnings per share for the immediately preceding calendar year quarter and the participant's investment elections. Except in the case of death, disability, or retirement, a participant must be employed as of the last day of the quarter to receive the Plan's quarter match. The matching employer contribution is updated annually based on the Company's June 30 fiscal year end and is currently determined using the following schedule:


                                     SUBSEQUENT QUARTER MATCHING CONTRIBUTION
                         ----------------------------------------------------------------
                               $.25           $.35        $.50        $.75        $1.00
                         ----------------------------------------------------------------
                                              QUARTERLY EPS
-----------------------------------------------------------------------------------------
Quarter Ended 9/30/01                         .24         .31          .35         .38
Quarter Ended 12/31/01       Minimum          .25         .32          .36         .39
Quarter Ended 3/31/02         Match           .27         .35          .40         .42
Quarter Ended 6/30/02                         .31         .39          .44         .46
------------------------ ----------------- ----------- ----------- ------------ ---------

     The employer match on participant contributions to investment funds other than the Company Stock fund was $.50, $.25, $.25, and $.35 for the four 2001 quarters, and $.25, $.50, $1.00, and $.50 for the four 2000 quarters, respectively.

     Matching Employer Contributions are made primarily in shares of Applied Industrial Technologies, Inc. common stock to the Company Stock Fund. Participants that elect to contribute to the Company Stock Fund receive an additional 10% Bonus Match on participant's pretax contributions not in excess of 6% of the participant's compensation. The Bonus Match is also made primarily in shares of Applied Industrial Technologies, Inc common stock to the Company Stock Fund.

     The Company may also make a Profit-Sharing Contribution to the Plan annually. Participants must be employed on June 30 of such Plan year and have completed at least one year of service, as defined in the Plan agreement, as of June 30 to be eligible to receive an allocation of the Profit-Sharing Contribution. Additionally, the Company may contribute a special Profit-Sharing Contribution to individuals who terminate employment after attaining age 55 and completing ten years of service. Profit-Sharing Contributions are allocated to each participant's Profit-Sharing Contribution Account based upon the ratio of each participant's total compensation to the aggregate compensation of all participants eligible to receive a Profit-Sharing Contribution. The Profit-Sharing Contributions for the years ended December 31, 2001 and 2000 were composed of $2,169,911 and $2,389,348 in cash, and $217,089 and $270,653 in Applied Industrial Technologies, Inc. common stock, respectively.

     Contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

     The Plan provides for Rollover Contributions (amounts previously distributed to the participants from certain other tax-qualified plans) and Transfer Contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

     INVESTMENT OF CONTRIBUTIONS - Participants elect investment of profit-sharing and pretax contributions in 1% increments in the Plan's Company Stock Fund, American Fundamental Investors Fund, American EuroPacific Growth Fund, Vanguard Asset Allocation Fund, EB MaGIC Fund, Bond Fund of America, Growth Fund Portfolio, Franklin Small-Cap Growth II Fund, Royce Total Return Fund, Lord Abbett Mid-Cap Value Fund, T Rowe Price Mid-Cap Growth Fund, Alliance Growth and Income Fund, EB Equity Index Fund or the MFS Mid-Cap Growth Fund. The portion of the Plan that is invested in the Company Stock Fund is intended to be an Employee Stock Ownership Plan
     (ESOP) under code section 4975 (e)(7) and ERISA section 407 (d)(6). Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment funds in increments of 1% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

     The value of the funds and the interest of individual participants under each fund, are calculated daily (daily valuation).

     VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in their participant contributions and earnings thereon. Participants vest in Matching Employer Contributions and Profit-Sharing Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to permanent and total disability, or normal or early retirement as defined in the Plan.

     Upon termination of employment, participants may receive lump sum or installment distributions of their vested account balances as soon as administratively possible. The Plan permits hardship withdrawals and in-service distributions upon attainment of age 59-1/2.

     Forfeitures of nonvested amounts are applied to reduce future Matching Employer Contributions. Total forfeitures were $105,299 in 2001 and $92,907 in 2000.

     LOANS - Participants may borrow from their 401(k) Contribution Accounts, Rollover Contributions and Transferred Contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the aggregate sum of the participants' accounts. Loan terms range from 1-5 years or up to ten years, if for the purchase of a primary residence. Loans that originated from merged plans are also reflected in the Employee Loan Fund in the Plan's financial statements. These loans are to be repaid to the Plan in accordance with their original terms. The loans are secured by the balance in the participants' accounts and bear interest at rates prevailing at the time the loans were made. Principal and interest are paid ratably through bi-weekly payroll deductions.

     PLAN TERMINATION - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in their accounts.

     TAX STATUS OF THE PLAN - The Plan obtained its latest determination letter dated June 27, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and submitted a request for a new determination letter on February 28, 2002. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting.

     USE OF ESTIMATES - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and charges therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the statement of net assets available for benefits at fair value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values using year-end closing prices for each of the funds or quoted market prices.

     BENEFIT PAYMENTS - Distributions to participants are recorded by the Plan when payments are made.

     ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Plan or the Company, as determined by the Company.

3.   INVESTMENTS

     The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

     Plan investments exceeding 5% of net assets available for benefits as of December 31, 2001 and 2000 were as follows:


                               Description of
                                 Investment                                 2001               2000
                                                                    -----------------  ------------------

           EB MaGIC Fund                                                 $ 38,968,727      $  34,267,939

           Applied Industrial Technologies, Inc. Common Stock              32,044,275         35,021,791

           Fundamental Investors Fund                                      28,786,421         35,258,519

           EuroPacific Growth Fund                                         14,205,889         17,145,480

           Bond Fund of America                                            11,801,309                  -

           Franklin Small Cap Growth II Fund                               10,907,527         14,478,932

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows as of and for the years ended December 31:


                                                         2001                2000
                                                     --------------------------------
NET ASSETS:
Common stock                                         $ 32,044,275        $ 35,021,791
Money market funds                                        302,918             457,155
                                                     ------------        ------------
                                                     $ 32,347,193        $ 35,478,946
                                                     ============        ============

CHANGE IN NET ASSETS:
Contributions                                        $  3,188,859        $  5,082,946
Dividends                                                 840,057             807,381
Net (depreciation)/appreciation in fair value          (3,203,343)          6,517,008
Benefits paid to participants                          (1,970,224)         (2,429,876)
Transfers to participant-directed investments          (1,987,102)         (2,677,968)
                                                     ------------        ------------
                                                     $ (3,131,753)       $  7,299,491
                                                     ============        ============



                                     ******

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
--------------------------------------------------------------------------------

      IDENTITY OF ISSUER, BORROWER,           DESCRIPTION OF INVESTMENT                               COST                CURRENT
         LESSOR OR SIMILAR PARTY                                                                                           VALUE


 *  Key Trust Company of Ohio, NA      EB MaGIC Fund - 2,555,058 units                           $ 34,748,814          $ 38,968,727

 *  Applied Industrial Tech., Inc.     Common Stock - 1,718,884 shares                             28,038,411            32,044,275

    The American Funds Group           American Fundamental Investors Fund -  1,048,864 shares     28,238,178            28,786,421

    The American Funds Group           American EuroPacific Growth Fund - 528,779 shares           15,097,723            14,205,889

    The American Funds Group           Bond Fund of America -  922,855 shares                      12,077,090            11,801,309

    Franklin Templeton                 Franklin Small Cap Growth II Fund - 1,098,628 shares        11,337,148            10,907,527

    The Vanguard Group                 Vanguard Asset Allocation Fund - 406,110 shares              9,705,997             8,854,255

    T. Rowe Price                      T Rowe Price Mid-Cap Growth Fund -  216,253 shares           8,755,955             8,518,939

    Wilshire Target Fund               Wilshire Target Fund -  263,275 shares                      11,369,443             7,949,614

    Vanguard Growth Index Fund         Vanguard Growth Index Fund -  295,110 shares                10,726,194             7,793,848

 *  Key Trust Company of Ohio, NA      EB Equity Index Fund - 95,859 units                          7,118,309             7,526,372

 *  Participant Loans                  Participant Loans (with interest rates                       7,379,531             7,379,531
                                       ranging from 5.75% to 11.50% and
                                       maturity dates ranging from January
                                       2002 to July 2027)

    Harbor Fund                        Harbor Capital Appreciation Fund -  246,743 shares           8,418,566             7,212,285

    Alliance Growth & Income           Alliance Growth & Income Fund -  369,043 shares              1,347,091             1,328,331

    Lord Abbett Mid-Cap Value          Lord Abbett Mid-Cap Value Fund -  42,926 shares                729,902               745,932

    Royce Total Return                 Royce Total Return -  57,325 shares                            479,546               492,341

    MFS Mid-Cap Growth                 MFS Mid-Cap Growth Fund -  33,671 shares                       356,403               368,973

 *  Key Trust Company of Ohio, NA      EB Money Market - 303,570 units                                303,570               303,570

 *  Key Trust Company of Ohio, NA      Victory Financial Reserves Fund - 77,806 units                  77,806                77,806

                                                                                                               ---------------------
Total                                                                                                                  $195,265,945
                                                                                                               =====================


 *  Represents a party-in-interest

                          INDEPENDENT AUDITORS' CONSENT



We consent to the incorporation by reference in Registration Statement Nos. 33-65513, 33-42623, and 333-83809 of Applied Industrial Technologies, Inc. on Form S-8 of our report dated June 24, 2002, appearing in this Annual Report on Form 11-K of the Applied Industrial Technologies, Inc. Retirement Savings Plan for the year ended December 31, 2001.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
June 27, 2002